Issuer Free Writing Prospectus, dated December 19, 2006
Filed by: Entertainment Properties Trust pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-113626
5,400,000 Shares
5.75% Series C Cumulative Convertible Preferred Shares
Liquidation Preference $25.00 per Share
This information supplements the information contained in the Preliminary Prospectus Supplement dated December 18, 2006 to the Prospectus dated March 26, 2004.

Issuer:	Entertainment Properties Trust
Security Type:	Convertible Perpetual Preferred
Securities Offered:	5,400,000 shares, all primary (increased from 5,000,000)
Overallotment Option:	600,000 shares, all primary (decreased from 750,000)
Public Offering Price:	$24.50 per share
Ranking:	Preferred
Dividend:	5.75% per year (equivalent to $1.4375 per year per share)
First Dividend Payment Date:	January 15, 2007
Dividend Payment Dates:	January 15, April 15, July 15 and October 15
Conversion Premium:	20.0%
Last Sale Price of Common Shares (December 19, 2006):	$59.45
Conversion Price:	$71.34
Conversion Rate:	0.3504 common shares per $25.00 liquidation preference
Company Conversion Option:	On or after January 15, 2012 if common share price exceeds 135% of then applicable conversion price
Conversion Rate Adjustments:	Upon the occurrence of certain events, including quarterly cash distributions in excess of $0.6875 per common share (subject to adjustment)
Adjustment to Conversion Rate Upon Certain Fundamental Changes:
If you convert in connection with a fundamental change (as defined in the prospectus supplement) that occurs on or prior to January 15, 2017, the Company will increase the conversion rate by a number of additional shares as outlined in the table below.
Special Rights Upon a Fundamental Change:	In the event of a fundamental change, when the actual applicable share price is less than $59.45 per common share, a holder will have a special right to convert some or all of its Series C Preferred Shares into a number of common shares per $25.00 liquidation preference equal to such liquidation preference plus accrued and unpaid distributions to but not including the fundamental change conversion date divided by 98% of the Market Price (as defined in the Prospectus Supplement) of common shares. In the event that you exercise your right to convert, the Company has the right to repurchase for cash all or any part of the Series C Preferred Shares which are being converted.

The aggregate number of common shares issuable in connection with the exercise of this fundamental change conversion right may not exceed 3,244,023 shares (or if the underwriters’ overallotment option is exercised, 3,604,470 shares) or such other number of common shares as shall then be authorized and available for issuance.
Maturity:	Perpetual
Underwriting Discount:	$0.25 per share
Trade Date:	December 19, 2006 (after market close)
Settlement Date:	December 22, 2006

CUSIP:	29380T402
Underwriters:	Bear, Stearns & Co. Inc. (Sole Book-Running Manager) RBC Capital Markets (Joint Lead Manager)
Net Proceeds:	Approximately $130.85 million ($145.40 million if the over-allotment is exercised in full), after deducting the underwriting discount and commissions and our estimated offering expenses
Use of Proceeds:	The Company expects to use the net proceeds from this offering for general business purposes, which may include acquisitions of properties and funding ongoing development projects. Pending this application, the Company intends to use the net proceeds to reduce indebtedness under its KeyBank unsecured revolving credit facility.
Common stock symbol / Exchange:	EPR / NYSE
Adjustment to conversion rate upon the Occurrence of a Fundamental Change:
The following table sets forth the number of additional shares to be issuable per $25.00 liquidation preference based on the date on which such fundamental change becomes effective and the price paid per common share on the effective date:

	Share Price
Effective Date...	$59.45	$65.00	$70.00	$75.00	$80.00	$85.00	$90.00	$95.00	$100.00	$110.00	$120.00	$130.00
December 22, 2006	0.0701	0.0562	0.0461	0.0379	0.0313	0.0262	0.0221	0.0190	0.0165	0.0130	0.0106	0.0091
January 15, 2008	0.0701	0.0582	0.0475	0.0388	0.0318	0.0263	0.0220	0.0187	0.0161	0.0125	0.0102	0.0088
January 15, 2009	0.0701	0.0571	0.0460	0.0369	0.0296	0.0238	0.0193	0.0159	0.0133	0.0100	0.0080	0.0068
January 15, 2010	0.0701	0.0561	0.0446	0.0351	0.0272	0.0210	0.0163	0.0127	0.0102	0.0071	0.0055	0.0046
January 15, 2011	0.0701	0.0554	0.0436	0.0335	0.0250	0.0180	0.0127	0.0088	0.0063	0.0037	0.0028	0.0024
January 15, 2012	0.0701	0.0550	0.0432	0.0329	0.0238	0.0157	0.0084	0.0022	0.0000	0.0000	0.0000	0.0000
January 15, 2013	0.0701	0.0547	0.0429	0.0327	0.0236	0.0156	0.0083	0.0022	0.0000	0.0000	0.0000	0.0000
January 15, 2014	0.0701	0.0544	0.0426	0.0324	0.0234	0.0154	0.0082	0.0022	0.0000	0.0000	0.0000	0.0000
January 15, 2015	0.0701	0.0541	0.0424	0.0322	0.0232	0.0153	0.0081	0.0021	0.0000	0.0000	0.0000	0.0000
January 15, 2016	0.0701	0.0540	0.0423	0.0321	0.0231	0.0152	0.0081	0.0021	0.0000	0.0000	0.0000	0.0000
January 15, 2017	0.0701	0.0342	0.0067	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
The exact applicable share price and effective date may not be as set forth in the table above, in which case:
•	if the actual applicable share price is between two applicable prices listed in the table above, or the actual effective date is between two dates listed in the table above, we will determine the number of additional shares by linear interpolation between the numbers of additional shares set forth for the two applicable prices, or for the two dates based on a 365-day year, as applicable;

•	if the actual applicable share price is greater than $130.00 per share (subject to adjustment), we will not increase the Conversion Rate as described above; and

•	if the actual applicable share price is less than $59.45 per share (subject to adjustment), we will not increase the Conversion Rate as described above.
However, we will not increase the Conversion Rate as described above to the extent the increase will cause the Conversion Rate to exceed 0.4205. We will adjust this maximum Conversion Rate in the same manner in which, and for the same events for which, we must adjust the Conversion Rate as described under ‘‘Description of the Series C Preferred Shares — Conversion Rate Adjustments’’ in the Prospectus Supplement.

Capitalization:
     The following information supplements our Preliminary Prospectus Supplement dated December 18, 2006. Due to the increase of the number of Series C Preferred Shares offered in the Preliminary Prospectus Supplement from 5,000,000 to 5,400,000 (assuming no exercise of the underwriters’ over allotment option), the “As Adjusted” information in the “Capitalization” section has been revised as reflected below.
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CAPITALIZATION
     The following table describes our actual capitalization as of September 30, 2006, and our capitalization on an as adjusted basis to reflect the issuance and sale of the 5,400,000 Series C Preferred Shares offered by this prospectus supplement (assuming no exercise of the underwriters’ over allotment option) and the application of the net proceeds as described in “Use of Proceeds.” This information should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and schedules and notes thereto included in our quarterly report on Form 10-Q for the quarter ended September 30, 2006, incorporated by reference in this prospectus supplement.

	September 30, 2006
	Actual	As Adjusted
	(Dollars in thousands)
	(Unaudited)
Debt:
KeyBank unsecured revolving credit facility(1)	$107,900	$—
Other long-term debt	658,620	658,620

Total debt	766,520	658,620
Minority interest	4,768	4,768
Shareholders’ equity:
Common shares, $0.01 par value, 50,000,000 shares authorized; 27,149,727 shares issued	271	271
Preferred shares, $0.01 par value, 10,000,000 shares authorized, actual; 15,000,000 shares authorized, as adjusted; 2,300,000 Series A cumulative redeemable preferred shares issued, actual and as adjusted; 3,200,000 Series B cumulative redeemable preferred shares issued, actual and as adjusted; and no Series C Preferred Shares issued, actual, and 5,400,000 Series C Preferred Shares issued, as adjusted(2)	55	109
Additional paid-in capital	752,319	883,115
Treasury shares, at cost, 675,487 shares	(15,500)	(15,500)
Loans to shareholders	(3,525)	(3,525)
Accumulated other comprehensive income	19,221	19,221
Distributions in excess of net income	(33,580)	(33,580)

Total shareholders’ equity	719,261	850,111

TOTAL CAPITALIZATION	$1,490,549	$1,513,499

(1)	The “As Adjusted” column for our KeyBank unsecured revolving credit facility reflects the application of a portion of the net proceeds of this offering pending its application for general corporate purposes. See “Use of Proceeds.” At

December 15, 2006, we had approximately $133 million of indebtedness outstanding under our KeyBank unsecured revolving credit facility.

(2)	In connection with the consummation of this offering, we have filed an amendment to our Declaration of Trust increasing the authorized number of preferred shares from 10,000,000 to 15,000,000.
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THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-866-803-9204.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.
Dated: December 19, 2006

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